UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Achillion Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00448Q201

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 00448Q201	13G

1.	NAMES OF REPORTING PERSONS Blackwell Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 00448Q201	13G

1.	NAMES OF REPORTING PERSONS Duke University
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 00448Q201	13G

1.	NAMES OF REPORTING PERSONS DUMAC, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON CO

Item 1(a).	Name of Issuer:

Achillion Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

300 George Street

New Haven, CT 06511

Item 2(b).	Name of Person Filing:

The Reporting Persons are:

Blackwell Partners LLC

Duke University

DUMAC, Inc.

Item 2(b).	Address of Principal Business Office:

Blackwell Partners LLC

c/o DUMAC, Inc.

280 S Mangum St., Suite 210

Durham, NC 27701

Duke University

c/o DUMAC, Inc.

280 S Mangum St., Suite 210

Durham, NC 27701

DUMAC, Inc.

280 S Mangum St., Suite 210

Durham, NC 27701

Item 2(c).	Citizenship:

Blackwell Partners LLC

Delaware

Duke University

North Carolina

DUMAC, Inc.

North Carolina

Item 2(d).	Title of Class of Securities

Common Stock, $.001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

00448Q201

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☒	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership

The Reporting Persons previously filed a Schedule 13G voluntarily. The Reporting Persons believe that at the time of the filing of the Schedule 13G they did not beneficially own any of the Issuer’s securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Reporting Persons disclaim beneficial ownership of any of the Issuer’s securities. The Reporting Persons continue to believe that they do not beneficially own any of the Issuer’s securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, but the Reporting Persons hold 1,883,438 shares of the Issuer’s common stock, plus 580,000 shares underlying options exercisable within 60 days (collectively, the “Held Shares”), representing approximately 2.5% of the Issuer’s outstanding common stock, based on 100,247,190 shares of Issuer common stock outstanding as of November 1, 2014, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 4, 2014. Each of the Reporting Persons disclaims beneficial ownership of the Held Shares, and neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the Held Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 17, 2015

Blackwell Partners LLC

	By:	/s/ Robert E. McGrail
		Name:	Robert E. McGrail
		Title:	Secretary
DUMAC, Inc.

Duke University

	By:	/s/ Robert E. McGrail
		Name:	Robert E. McGrail
		Title:	Secretary
DUMAC, Inc.

DUMAC, Inc.

	By:	/s/ Robert E. McGrail
		Name:	Robert E. McGrail
		Title:	Secretary
DUMAC, Inc.